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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
                            Tender Offer Statement
     Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No.4)
                                     and
                               SCHEDULE 13D/*/
                  Under the Securities Exchange Act of 1934
                               (Amendment No.3)

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                                  HEI, Inc.
                          (Name of Subject Company)

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                             FANT INDUSTRIES INC.
                                   (Bidder)

                   COMMON STOCK, PAR VALUE $0.05 PER SHARE
           (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

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                                  404160103
                    (CUSIP Number of Class of Securities)

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                               ANTHONY J. FANT
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             FANT INDUSTRIES INC.
                             2154 HIGHLAND AVENUE
                             BIRMINGHAM, AL 35205
                          TELEPHONE: (205) 933-1030
     (Name, Address and Telephone Number of Persons Authorized to Receive
               Notices and Communications on Behalf of Bidder)

                                  Copies To:

                            MICHAEL A. KING, ESQ.
                               BROWN & WOOD LLP
                            ONE WORLD TRADE CENTER
                           NEW YORK, NY 10048-0557
                          TELEPHONE:  (212) 839-5546

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/*/  This Statement is also being filed to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, and shall constitute an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 17, 1998 by Anthony J. Fant, as amended.

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     Fant Industries Inc. hereby amends and supplements its Tender Offer
Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on March 10, 1998 relating to its offer to purchase 11.5% of the outstanding shares of common stock, par value $0.05 per share, of HEI, Inc., a Minnesota corporation (together with the associated common stock purchase rights), as set forth in this Amendment No.3.


ITEM 5)   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

The press release dated March 30, 1998 is incorporated herein by reference.


ITEM 10)  ADDITIONAL INFORMATION

On March 27, 1998, Fant Industries Inc. and Anthony J. Fant (the "Plaintiffs") filed a complaint against HEI, Inc. and its directors (the "Defendants") in the federal district court for the Northern District of Alabama. The complaint alleges violations of the Securities Exchange Act of 1934 (the "Exchange Act"), tortious interference, breach of fiduciary duty, and wantonness by the Defendants.

The Plaintiffs allege that the Defendants have violated Sections 14(d)(4) and 14(e) of the Exchange Act in their Schedule 14D-9 filed on March 20, 1998 (including a related letter to shareholders on such date) by making untrue statements of material fact and omitting to state material facts necessary to make the statements, in the light of the circumstances under which they were made, not misleading. Specifically, it is alleged that the Defendants omitted to state, among other things, material information relating to HEI's performance, director stock compensation, and insider sales of stock prior to a dramatic decline in its price. The Plaintiffs assert that these fraudulent omissions and misstatements by the Defendants, if uncorrected, will cause irreparable harm to the Plaintiffs because a reasonable stockholder may reject an otherwise valid tender offer in reliance on these material
omissions and misstatements.   The Plaintiffs seek an injunctive order for
the Defendants to issue full curative disclosure including a retraction of the misleading statements.

The Plaintiffs also sought damages for tortious interference with the Plaintiffs' business relationships and for breaches of fiduciary duty and for declaratory relief with respect to Plaintiff's tender offer.


ITEM 11)  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended to add the following:

(a) (12)   Press Release, dated March 30, 1998.
(a) (13)   Press Release, dated March 30, 1998.




                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 30, 1998


                              By: /s/ Anthony J. Fant
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                                   Anthony J. Fant
                                   President and Chief Executive Officer
                                   Fant Industries Inc.